ESGL Holdings Limited

101 Tuas South Avenue 2

Singapore 637226

June 20, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance,

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Timothy S. Levenberg, Esq.

Re:	ESGL Holdings Limited
Amendment No. 5 to Registration Statement on Form F-4
Filed June 5, 2023
File No. 333-269078

Dear Mr. Levenberg:

ESGL Holdings Limited (the “Company”, “we”, “us” or “our”) hereby transmits our response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 15, 2023, regarding the Company’s Amendment No. 5 to Registration Statement on Form F-4 (the “Registration Statement”) previously filed with the Commission on June 5, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Changes to the Registration Statement based on the Staff’s comments are reflected in Amendment No. 6 to the Registration Statement (the “Amendment”) which is being submitted to the Commission concurrently with the submission of this letter.

Amendment No. 5 to Registration Statement on Form F-4

Unaudited Pro Forma Condensed Combined Financial Information, page 129

1.	We note you have updated the fair value of ESGL shares deemed to be issued in excess of the fair value of identifiable net assets of GUCC in Note D(e) and Note E(j). Please update the corresponding changes in transaction accounting adjustments on page 132 under both scenarios.

RESPONSE: The Company has updated the corresponding changes in transaction accounting adjustments on page 132 of the Amendment under both scenarios in response to the Staff’s comment.

2.	At notes D(e) and E(j), you indicate that as a result of the changes in the fair values of the GUCC common stock and GUCC public warrants the cost of the services is preliminarily estimated to be $35.5 million in Scenario 1 and $32.6 million in Scenario 2. These estimates agree to the adjustments reflected in your pro forma financial statements at page 133, but do not correspond to the revised calculations of the “excess of net assets” of $34.5 million and $32.9 million on pages 134 and 135 respectively. Please revise your adjustments and related disclosures in Note D(e) and Note E(j) to reflect your revised calculations.

RESPONSE: The Company has revised its adjustments and related disclosures in Note D(e) and Note E(j) to reflect its revised calculations on pages 134-135 of the Amendment in response to the Staff’s comment.

3.	You disclose that an additional extension payment was made to the trust account in the amount of $326,824 on May 17, 2023. This additional payment does not appear to be included in the total extension payments discussed at note D(b) to the pro forma financial statements. Please revise your pro forma adjustments and corresponding note disclosure to include this amount or explain why it has been excluded. In addition, please explain where the total extension payments discussed at note D(b) are reflected in the pro forma financial statements given that there is no adjustment to the amounts included in the investments held in trust account.

RESPONSE: The Company has revised the pro forma adjustments and corresponding note disclosure on pages 132-135 of the Amendment in response to the Staff’s comment. The total extension payments discussed at note D(b) are reflected in the pro forma financial statements within the transaction accounting adjustments to the (i) investments held in Trust Account and (ii) borrowings line items on the unaudited pro forma condensed combined statement of financial position on page 132 of the Amendment.

Certain Relationships and Related Party Transactions, page 171

4.	Please ensure that you have provided all disclosure required by Item 18(a)(7)(iii) of Form F-4 and Item 7.B of Form 20-F with respect to the interest of management in certain transactions. In that regard, we note your revised disclosure on page 63 that the monies owing under the Term Loan VII and the Revolving Credit Loan II were secured by, among others, a director of the Group in his personal capacity. Please revise to identify such director.

RESPONSE: The Company has added disclosure on pages 63 and 174 of the Amendment in response to the Staff’s comment.

General

5.	We note that EF Hutton was an underwriter for the initial public offering of Genesis Unicorn Capital Corp. Please tell us, with a view to disclosure, whether you have received notice, or any other indication, from EF Hutton or any other firm engaged in connection with such initial public offering that it will cease involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed for Genesis Unicorn Capital Corp.’s initial public offering.

RESPONSE: The Company has not received notice, or any other indication, from EF Hutton or any other firm engaged in connection with the Company’s initial public offering, that it will cease involvement in the Company’s transaction.

We thank the Staff in advance for its review of the foregoing and the Amendment. If you have further comments, we ask that you forward them by electronic mail to our counsel, David J. Levine, Esq., at dlevine@loeb.com by telephone at (212) 407-4923.

Very truly yours,

/s/ Samuel Lui
Samuel Lui,
Chief Executive Officer